UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 31, 2011

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: April 30, 2012	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the year ended December 31, 2011

Management’s Responsibility

To the Shareholders of
Lingo Media Corporation

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the Management Discussion & Analysis is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee include some Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

Collins Barrow Toronto LLP, an independent firm of Chartered Accountants, is appointed by the Audit Committee of the Board to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 30, 2012

/s/ Michael Kraft	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

Collins Barrow Toronto LLP Collins Barrow Place 11 King Street West Suite 700, Box 27 Toronto, Ontario M5H 4C7 Canada

INDEPENDENT AUDITORS' REPORT To the Shareholders of Lingo Media Corporation	T. 416.480.0160 F. 416.480.2646 www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010, and January 1, 2010 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Licensed Public Accountants
Chartered Accountants
April 30, 2012
Toronto, Ontario

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.

LINGO MEDIA CORPORATION
Consolidated Financial Statements
As at December 31, 2011

LINGO MEDIA CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS			(Note 22)	(Note 22)
Current Assets

Cash and cash equivalents		$482,767	$230,906	$201,451
Accounts and grants receivable, net	6	1,175,330	931,101	569,571
Prepaid and other receivables		103,618	93,465	76,954

		1,761,715	1,255,472	847,976
Non-Current Assets

Property and equipment, net	7	48,321	58,161	73,351
Publishing development cost, net	8	-	8,807	24,018
Intangibles, net	9	1,099,521	4,234,283	4,757,807
Goodwill	23	139,618	139,618	-

TOTAL ASSETS		3,049,175	5,696,341	5,703,152

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		373,521	903,689	313,915
Accrued liabilities		335,820	729,892	393,665
Deferred revenue		-	-	15,533
Loans payable	10	890,000	1,408,205	-
		1,599,341	3,041,786	723,113
Non-Current Liabilities

Balance of acquisition payment due	23	-	763,729
Deferred tax		-	-	564,997
TOTAL LIABILITIES		1,599,341	3,805,515	1,288,110

Equity

Share capital	11	17,925,347	15,131,192	14,220,192
Warrants	13	1,046,365	-	281,355
Share-based payment reserve	12	2,130,735	1,612,621	1,362,875
Accumulated other comprehensive income		(86,760)	(4,181)	-
Deficit		(19,565,853)	(14,848,806)	(11,449,380)
TOTAL EQUITY		1,449,834	1,890,826	4,415,042

TOTAL LIABILITIES AND EQUITY		$3,049,175	$5,696,341	$5,703,152

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2012.

/s/ Michael Kraft	/s/ Michael Stein
Director	Director

LINGO MEDIA CORPORATION
Consolidated Statement of Comprehensive Income
For the years ended December 31, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2011	2010
			(Note 22)

Revenue		$2,066,969	$1,985,153

Expenses

Selling, general and administrative expenses		2,340,555	2,903,638
Share-based payments	12	518,114	(31,609)
Direct costs		141,749	117,941
Amortization – intangibles	9	2,544,818	2,443,382
Impairment loss		703,600	-
Amortization – publishing development costs	8	8,807	15,211
Depreciation – property and equipment	7	12,600	14,081
Total Expenses		6,270,243	5,462,644

Loss from Operations		(4,203,274)	(3,477,491)

Net Finance Charges

Interest expense		328,112	294,675
Foreign exchange (gain) / loss		(19,709)	24,177

Loss Before Income Tax		(4,511,677)	(3,796,343)

Income Tax Expense (Recovery)	14	205,370	(396,917)

Net Loss for the Period		(4,717,047)	(3,399,426)

Other Comprehensive Income

Exchange differences on translating foreign operations		82,579	4,181

Total Comprehensive Loss, Net of Tax		$(4,634,468)	$(3,395,245)

Loss per Share
Basic and Diluted		$(0.25)	$(0.26)

Weighted Number of Common Shares Outstanding
Basic and Diluted		18,797,185	13,277,226

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Statement of Changes in Equity
For the year ended December 31, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of shares	Amount

Balance as at January 1, 2010	12,465,857	$14,220,192	$1,362,875	$281,355	$-	$(11,449,380)	$4,415,042
Loss for the year	-	-	-	-	-	(3,399,426)	(3,399,426)
Other comprehensive income / (loss)	-	-	-	-	(4,181)	-	(4,181)
Issued shares - acquisition of ELL Technologies Limited	1,050,000	651,000	-	-	-	-	651,000
Issued shares - against loan payable	433,332	260,000	-	-	-	-	260,000
Warrants expired - shares	-	-	281,355	(281,355)	-	-	-
Share-based payments charged to operations	-	-	(31,609)	-	-	-	(31,609)

Balance as at December 31, 2010	13,949,189	15,131,192	1,612,621	-	(4,181)	(14,848,806)	1,890,826

Issued shares - equity financing	5,557,001	3,053,985	-	-	-	-	3,053,985
Issued shares - balance of ELL Technologies Limited acquisition payment	1,036,987	786,535	-	-	-	-	786,535
Net loss for the year	-	-	-	-	-	(4,717,047)	(4,717,047)
Warrants issued	-	(1,046,365)	-	1,046,365	-	-	-
Share-based payments charged to operations	-	-	518,114	-	-	-	518,114
Other comprehensive income (loss)	-	-	-	-	(82,579)	-	(82,579)
Balance as at December 31, 2011	20,543,177	$17,925,347	$2,130,735	$1,046,365	$(86,760)	$(19,565,853)	$1,449,834

 The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Statement of Cash Flows
For the years ended December 31, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss Before Income Tax	$(4,717,047)	$(3,399,426)

Adjustments to Net Profit for Non-Cash Items:

Depreciation - property & equipment	12,600	14,081
Amortization – publishing development costs	8,807	15,211
Amortization – intangibles	2,544,818	2,443,382
Impairment loss	703,600	-
Transaction costs paid in shares	-	31,000
Share-based payments	518,114	(31,609)
Unrealized foreign exchange gain	(34,923)	(22,806)
Deferred income tax recovery	-	(564,997)
Interest accretion	178,795	(81,205)
Operating Loss before Working Capital Changes	(785,236)	(1,464,959)

Working Capital Adjustments:

(Increase) / decrease in accounts and grants receivable	(244,229)	(361,530)
(Increase) / decrease in prepaid and other receivables	(10,153)	(16,511)
Increase / (decrease) in accounts payable	(530,168)	249,579
Increase / (decrease) in accrued liabilities	(394,072)	320,694
Cash Generated from / (used in) Operations	(1,963,858)	(1,241,727)

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditures on software & web development costs	(138,681)	(312,746)
Purchase of property and equipment	(2,585)	(3,072)

Net Cash Flows Generated from / (used in) Investing Activities	(141,266)	(315,818)

CASH FLOWS FROM FINANCING ACTIVITIES

Share capital issue during the year	3,320,200	-
Share issue costs	(266,215)	-
Advances (Repayment) of loan payable	(697,000)	1,587,000

Net Cash Flows Generated from / (used in) Financing Activities	2,356,985	1,587,000

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	251,861	29,455

Cash and Cash Equivalents at the Beginning of the Year	230,906	201,451

Cash and Cash Equivalents at the End of the Year	$482,767	$230,906

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The consolidated financial statements of the Company as at and for the year ended December 31, 2011 comprise the Company and its subsidiaries.

Lingo Media Corporation is an ESL industry acquisition company in online and print-based education product and services.  The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company marketed under the Q Group brand.  Parlo is a fee-based online ELL training and assessment service.  Speak2Me is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning is a print-based publisher of ELL programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance and going concern

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are the Company’s first consolidated annual financial statements prepared in accordance with IFRS.  An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 22.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The consolidated financial statements for the year ended December 31, 2011 (including comparatives) were approved and authorized for issue by the board of directors on April 30, 2012.

2.2	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. The comparative figures presented in these consolidated financial statements are in accordance with IFRS and any changes from figures previously reported under Canadian GAAP have been discussed in Note 22.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

2.	BASIS OF PREPRATION (Cont’d)

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (i.e. subsidiaries) as at December 31, 2011. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of Speak2Me Inc. is Chinese Renminbi (“RMB”) and the functional currency of its ELL Technologies subsidiary is the United States Dollar (“US$”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•	Determination of functional and presentation currency
•	Determination of impairment loss
•	Income taxes
•	Valuation of share-based payments

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

Revenue recognition

Royalty revenue from licensing sales in China is recognized based on confirmation of finished products produced by its licensees and when collectability is reasonably assured.  Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its licensees, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Revenue from fee-based English language training and assessment services and licenses are recognized on a straight line basis over the term of the agreement and when collectability is reasonably assured.

Revenue from online advertising and sponsorships in China is recognized at the time of delivery and when collectability is reasonably assured.

Comprehensive income

Comprehensive income measures net earnings for the period plus other comprehensive income. Other comprehensive income consists of changes in equity from non-owner sources, such as unrealized gains and losses on available for sale financial assets, changes to unrealized gains and losses on the effective portion of cash flow hedges and changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as Accumulated Other Comprehensive Income.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

Method	Rate

Computer and office equipment	Declining balance	20%

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Publishing development costs

The Company capitalizes costs related to English language learning products and programs when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of an acquired business.

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the venture, less the net recognized amount (fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date. Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Government grants

The Company receives government grants based on certain eligibility criteria for book publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

Deferred income taxes

Deferred taxation is recognized using the liability method on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Deferred income taxes (Cont’d)

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Foreign currency translation

Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the reporting date exchange rate.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in the income statement.

Non-monetary items measured at historical cost are translated using the historical exchange rate.  Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in the currency translation reserve in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the income statement and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Use of Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  Significant estimates include those related to the recoverability of the carrying value of intangible assets, the fair value estimates of share-based payment and warrants, deferred income taxes, provisions and contingent liabilities.  Actual results may differ from those estimates.

Earnings (loss) per share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met.  Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive.  During the year ended December 31, 2011, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Stock-based compensation plan

The stock-based compensation plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the awards were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

Financial instruments

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instrument: fair value through profit and loss (“FVTPL”); held to maturity; loans and receivables; and available for sale or other liability.

Financial assets

FVTPL assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Held to maturity assets are subsequently measured at amortized cost using the effective interest rate method.

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method.

Available for sale assets are subsequently measured at fair value with the changes in fair value recorded in other comprehensive income, except for equity instruments without a quoted market price which are measured at cost.

Financial liabilities

Held for trading liabilities are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Other liabilities are subsequently measured at amortized cost using the effective interest rate method.  Transaction costs are expensed as incurred.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Financial instruments (Cont’d)

The Company has classified its financial instruments as follows:

Financial Instrument	Classification

Cash and cash equivalents	FVTPL
Accounts and grants receivable	Loans and receivables
Accounts payable	Other liabilities
Accrued liabilities	Other liabilities
Loans payable	Other liabilities

The Company’s financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents, which is measured at level 1 of the fair value hierarchy. There are three levels of the fair value hierarchy as follows:

Level 1:     Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:     Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3:     Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.  The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Impairment losses are recognized in profit and loss for the period.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

5.	RECENT ACCOUNTING PRONOUNCEMENTS

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 10 – Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 – Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 – Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standard which is effective as per the date identified.

IAS 1 – Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.   This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

IFRS 9 – Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.  The new standard also requires a single impairment method to be used.  The IASB has extended the effective date to January 1, 2015.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

6.	ACCOUNTS AND GRANTS RECEIVABLE:

Accounts and grants receivable consist of:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivable	$1,042,730	$931,101	$569,571
Grants receivable (Note 15)	132,600	-	-
	$1,175,330	$931,101	$569,571

7.	PROPERTY AND EQUIPMENT

Cost, January 1, 2010	$225,710
Additions	3,072
Effect of foreign exchange	(19,049)
Cost, December 31, 2010	209,733
Additions	2,585
Effect of foreign exchange	844
Cost, December 31, 2011	$213,162
Accumulated depreciation, January 1, 2010	152,359
Charge for the year	14,081
Effect of foreign exchange	(14,868)
Accumulated depreciation, December 31, 2010	151,572
Charge for the year	58,159
Effect of foreign exchange	(44,890)
Accumulated depreciation, December 31, 2011	$164,841

Net book value, January 1, 2010	$73,351
Net book value, December 31, 2010	$58,161
Net book value, December 31, 2011	$48,321

8.	PUBLISHING DEVELOPMENT COSTS

	December 31, 2011	December 31, 2010	January 1, 2010

Opening balance	$8,807	$24,018	$1,301,220
Amortization	(8,807)	(15,211)	(1,277,202)
Balance	$-	$8,807	$24,018

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

9.	INTANGIBLES

In October 2007, the Company acquired Speak2Me, an online media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  From that point until late 2009, the Company continued to develop this technology and capitalized it as software and web development costs.  Upon acquisition of ELL Technologies in 2010 (Note 23), the Company started capitalizing costs related to their new software and web development initiatives.

		Accumulated
December 31, 2011	Cost	Amortization	Net
Software and web development(i)	$5,931,786	$5,865,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542
	$7,538,898	$6,439,377	$1,099,521

		Accumulated
December 31, 2010	Cost	Amortization	Net

Software and web development(i)	$6,583,227	$3,625,947	$2,957,280
Content platform(ii)	1,477,122	292,202	1,184,920
Customer relationships(iii)	130,000	37,917	92,083
	$8,130,349	$3,966,066	$4,234,283

		Accumulated
January 1, 2010	Cost	Amortization	Net

Software and web development(i)	$6,153,543	$1,395,736	$4,757,807
Content platform(ii)	-	-	-
Customer relationships(iii)	-	-	-
	$6,153,543	$1,395,736	$4,757,807

(i)
The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. At the year end, Management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

10.	LOANS PAYABLE

	December 31, 2011	December 31, 2010
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2012(i)(ii)(iv).	890,000	1,000,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand(iii).	-	235,000
Loan payable in USD, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand(iii).	-	102,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due September 30, 2011(iii).	-	200,000
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due October 31, 2011.	-	50,000
Unamortized transaction costs(i)		(178,795)
	$890,000	$1,408,205

(i)
The Company issued 433,332 common shares with a total value of $260,000 as a lending fee to secure the loan financing in September 2010 (Note 11).  These transaction costs were amortized into income over the term of the debt.

(ii)	Included in the $890,000 loan are loans in the amount of $435,000 to related parties as disclosed in Note 25.

(iii)	Loans in the amount of $697,000 were repaid in the period ending December 31, 2011.

(iv)	On September 9, 2011 the maturity date of the loans payable in the amount of $890,000 was extended for an additional year to September 8, 2012.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

11.	SHARE CAPITAL

a)	Common shares - Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)
On May 13, 2010, the Company announced the acquisition of ELL Technologies (Note 23) from SCP Partners. The consideration payable to SCP Partners, as principal shareholder of ELL Technologies, for the acquisition was paid and satisfied as follows:

•
1,000,000 Lingo Media shares, subject to a lock-up and leak-out agreement for 36 months after closing and a monthly leak-out in equal instalments of 41,667 shares being released per month from the 13th to 36th month;

•
US$763,729 (CAD$786,535) to be paid 12 months after the closing or earlier, in cash and/or in a second tranche of Lingo Media shares at the Company’s sole discretion.  If US$763,729 (CAD$786,535) is paid in Lingo Media shares, the price per share shall be (i) the then current market price based on a ten day trading average, and (ii) not less than CAD$0.50 per share, subject to a lock-up and a leak-out agreement for 24 months in equal monthly instalments; and

•	Lingo Media will pay royalties based on net revenues at rates ranging from 10% to 2% based on escalating sales from increments of US$1 Million to US$5 Million for a period of three years.

Landmark Ventures, Inc. acted as financial advisor to ELL Technologies and its principal shareholder, SCP Partners.  As part of the transaction fee, the Company issued 50,000 Lingo Media shares to Landmark Ventures upon closing

(ii)	On September 9, 2010, Lingo Media closed a $1 Million loan financing.

Pursuant to the terms of the financing, Lingo Media has entered into a loan agreement and general security agreements with five arm's length parties and three insiders to borrow an aggregate of $1,000,000. The insider participation consisted of one director/officer who advanced $300,000, one director who advanced $100,000 and two executive officers who advanced $55,000 in aggregate.

The Loan had a maturity date of September 8, 2011 and bears interest at a rate of 9% per annum, payable monthly in arrears, and is secured by a charge over all of Lingo Media’s assets and properties.  The Company issued to the lenders as additional consideration for the Loan an aggregate of 400,000 common shares of Lingo Media (the "Bonus Shares").  The Bonus Shares issued were based on 20% of the value of the Loan, divided by a deemed issue price of $0.50 per Bonus Share.  The Company has also agreed to repay to the lenders $0.50 of every $1.00 raised by Lingo Media through any equity financing during the original and extended term of the Loan. Subsequent to the closing of this transaction two equity financings were completed and the lenders waived this right. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty which was waived by all lenders prior to the private placement financings. The Company has also agreed to issue 33,332 common shares of Lingo Media to eligible persons (collectively, the "Finder") in connection with the proceeds raised under the loan through the Finder.

On September 9, 2011, the Company announced that it has negotiated a one year extension to the term of the $1 million loan financing (the "Loan") completed on September 8, 2010. The new maturity date of the remaining $890,000 Loan is September 8, 2012 and continues to bear interest at a rate of 9% per annum, payable monthly in arrears and is secured by a charge over all of Lingo Media’s assets and properties. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

11.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(iii)
On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing").  Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant").  Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012.  The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.  The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing.  Each Finder Unit entitles the holder to one Common Share and one Warrant.  Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012.  On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders. The Loan lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this financing.  The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.78% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 83% and a weighted average expected life of 1.5 years.

(iv)
On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing").  Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant.  Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Second Financing, if all Warrants are exercised, is 3,750,000 Common Shares for gross proceeds of $2,531,250.

In connection with the Second Financing, the Company agreed to pay a 7% finder's fee payable in cash to eligible persons, along with finder's warrants equal to 6% of the Units placed by the Finder in the Financing.  Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until November 11, 2012.  On closing, the Company issued 78,900 Finder's Warrants and paid a $55,230 Cash Finder's Fee to the Finders. The Loan lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this financing.  The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.51% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 65% and a weighted average expected life of 1.5 years.

(v)
On June 3, 2011, the Company issued 1,036,987 common shares (the "Payment Shares") as the second and final payment representing the US$763,729 (CAD$786,535) balance payable to SCP Partners, for the acquisition of ELL Technologies.  This payment was made pursuant to the purchase agreement between Lingo Media and SCP Partners announced on May 13, 2010, whereby Lingo Media acquired all of issued and outstanding shares of ELL Technologies.  The Payment Shares are subject to a four month regulatory hold period from the date of issuance and are also subject to a 24 month lock-up and leak-out agreement whereby the Payment Shares will be held in escrow and released in a monthly leak-out of equal instalments of 43,208 shares released each month.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

12.	STOCK OPTIONS

In December 2011, the Company amended its stock option plan (the “2011 Plan“).  The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount.  The exercise period of the options granted cannot exceed 10 years.  Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time. The following summarizes the options outstanding:
	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2010	919,106	$1.30
Granted	100,000	1.75
Expired	(197,959)	1.36
Forfeited	(112,791)	1.75
Outstanding as at December 31, 2010	708,356	$1.27
Granted	1,922,000	0.79
Expired	(14,286)	1.05
Forfeited	(581,000)	0.91
Outstanding as at December 31, 2011	2,035,070	$0.89

Options exercisable as at January 1, 2010	657,606	$1.12
Options exercisable as at December 31, 2010	658,356	$1.24
Options exercisable as at December 31, 2011	1,600,763	$0.95

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

12.	STOCK OPTIONS (Cont’d)

The following table summarizes information about stock options outstanding at December 31, 2011.

	Options Exercisable			Options Outstanding
Expiry Date	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
2/14/2012	195,343	0.12	0.70	195,343	0.70
5/22/2012	21,429	0.39	0.84	21,429	0.84
6/14/2012	10,798	0.45	0.91	10,798	0.91
1/12/2013	85,000	1.04	0.70	85,000	0.70
3/10/2013	15,000	1.19	1.40	15,000	1.40
4/10/2013	50,000	1.28	1.70	50,000	1.70
4/22/2013	5,000	1.31	2.00	5,000	2.00
6/26/2013	25,000	1.49	1.80	25,000	1.80
5/1/2014	151,500	2.33	1.75	151,500	1.75
2/15/2016	891,693	4.13	0.85	1,276,000	0.79
2/22/2016	150,000	4.15	0.78	200,000	0.76
	1,600,763			2,035,070

The weighted average grant-date fair value of options granted to employees, consultants and directors during 2011 has been estimated at $0.47 (2010 - $0.03) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 1.50% (2010 – 1.08%) weighted average expected dividend yields of NIL (2010 – NIL), the weighted average expected common stock price volatility (based on historical trading) of 80% (2010 – 94%) and a weighted average expected life of 5 years (2010 – 1 year), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

13.	WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
January 1, 2010		2008	2,142,858	8.00
Expired			(2,142,858)
December 31, 2010			-
Expired			-
Issued	0.45	2011a	3,658,668	0.75
Issued	0.29	2011b	1,875,000	0.75
December 31, 2011			5,533,668

The following summarizes the compensation warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
December 31, 2010			Nil	Nil
Issued	0.45	2011	151,620	0.60
Issued	0.30	2011	78,900	0.60
December 31, 2011			230,520

14.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2011	2010
Combined basic Canadian federal and provincial income tax rate	28.25%	31.00%
Effective income tax recovery on loss from continuing operations before income taxes	$(1,274,549)	$(1,053,822)
Increase (decrease) resulting from change in the deferred tax assets not recognized	1,208,000	(15,078)
Withholding tax on sales to China	186,019	168,080
Non-deductible items	148,483	25,133
Expiration of non-capital losses	-	224,420
Change in prior year estimates and other	(62,583)	254,350
	$205,370	$(396,917)

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

14.	INCOME TAXES (Cont’d)

The tax effect of temporary differences representing deferred tax assets is as follows:

	2011	2010
Deferred tax assets:
Operating loss carry forwards	$2,886,000	$2,462,000
Share issue costs	66,000	67,000

	2,952,000	2,529,000
Deferred tax assets not recognized	(2,647,000)	(1,439,000)

Deferred tax assets recognized	305,000	1,090,000
Software and web development costs	(310,000)	(1,096,000)
Property and equipment	5,000	6,000
Net deferred tax assets (liabilities)	$-	$-

Deferred tax assets and liabilities will be impacted by changes in tax laws and rates.  The effects of these changes are not currently determinable. In assessing whether the deferred tax assets are realizable, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of taxable income during the years in which those temporary differences become deductible. Management considers projected taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

At December 31, 2011, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $11,541,941. These losses expire in the following fiscal years:

2014	$707,084
2015	767,114
2026	1,189,664
2027	1,067,640
2028	2,170,269
2029	1,972,846
2030	1,974,866
2031	1,692,458
$11,541,941

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

15.	GOVERNMENT GRANTS

Included as a reduction of general and administrative expenses are government grants of $367,352 (2010 - $85,648), relating to the Company's publishing and software projects. At the end of the year, $132,599 is included in accounts and grants receivable.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075 related to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the $175,000 grant is repaid.  No repayments have been required to date as no sales have been generated.

16.	FOREIGN EXCHANGE GAIN OR LOSS

The Company recorded a foreign exchange gain of approximately $19,709 (2010 - $(24,177)) relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

17.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and cash equivalent and accounts and grants receivable, approximates its fair value due to the liquidity of this instrument. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liability on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s senior management oversees the management of these risks. The Board of Directors reviews and agrees on policies for managing each of these risks which are summarized below.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

17.	FINANCIAL INSTRUMENTS (Cont’d)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $39,393 (2010 - $118,884) due to reduction in the value of net liability balance.  A 10% of weakening of the US dollar against Canadian dollar at December 31, 2011 would have had the equal but opposite effect.

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2011 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	384,584	378,156	45,834	283,625	-	-
Accounts receivable	293,216	288,315	749,514	4,638,079	-	-
Accounts payable	13,049	12,831	-	-	-	-

USD, RMB and New Taiwan dollars are converted at the prevailing year-end exchange rates.

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days.  At December 31, 2011, the Company had cash and cash equivalent of $482,767, accounts and grants receivable of $1,175,330 and prepaid and other receivables of $103,618 to settle current liabilities of $1,599,399.

18.	ECONOMIC DEPENDENCE

The Company has sales to a major customer in 2011 and 2010, a government agency of the People’s Republic of China.  The total percentage of sales to this customer net of discontinued operations during the year was 64% (2010 – 59%) and the total percentage of accounts receivable at December 31, 2011 was 63% (2010 – 45%).

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

19.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There has been no change to the Company’s capital management in 2011 or 2010.

20.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning Inc. ("Lingo Learning") is a print-based publisher of English school programs in China.

Online English Language Learning: ELL Technologies, a subsidiary acquired in 2010, is a globally-established ELL multi-media and online training company marketing under the Q Group brand.  Parlo is a fee-based online English language training and assessment service.  Speak2Me, a subsidiary acquired in 2007, is a free-to-customer advertising-based online English learning service in China.

Segmented Information (Before Other Financial Items Below)

	Online	Print-Based
	English	English
	Language	Language
	Learning	Learning	Total
Revenue	829,589	1,237,380	2,066,969
Acquisition of property and equipment	2,251	334	2,585
Segment assets	1,610,229	1,438,946	3,049,175
Segment income (loss)	(4,249,437)	358,908	(3,890,529)

For Print-Based English Language Learning Segment

	2011	2010

Revenue	1,237,380	1,127,818
Acquisition of property and equipment	334	968
Segment assets	1,757,859	1,665,740
Segment income (loss)	358,908	(684,542)

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

20.	SEGMENTED INFORMATION (Cont’d)

For Online English Language Learning Segment
	2011	2010
Revenue	829,589	857,335
Acquisition of property and equipment	2,251	2,104
Segment assets	1,287,133	4,030,600
Segment income (loss)	(4,249,437)	(2,427,641)

Other Financial Items

	2011	2010
Foreign exchange	(19,709)	24,177
Interest and other financial	328,112	294,675
Stock-based compensation	518,114	(31,609)
Accumulated other comprehensive income	(82,579)	(4,181)
Total	743,938	283,062

Revenue by Geographic Region

	2011	2010
China	$1,320,945	$1,311,850
Other	746,024	673,303
	$2,066,969	$1,985,153

Identifiable Assets

	2011	2010
Canada	$2,923,211	$5,665,434
China	121,964	30,907
	$3,049,175	$5,596,341

Non-current Assets

	Online	Print-Based
	English	English
	Language	Language
	Learning	Learning	Total
Segment assets	$1,614,413	$1,434,762	$3,049,175
Current assets	526,568	1,235,147	1,761,715
Long-term assets	1,087,845	199,615	1,287,460

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

21.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2012	$256,757
2013	268,316
2014	271,732
2015	193,332
2016	193,332

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

As a result of the acquisition of ELL Technologies (see Note 23), the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets.  Royalty amounts will be due on a quarterly basis.

22.	EXPLANATION OF TRANSITION TO IFRS

The accounting policies in Note 4 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011 and 2010 and the preparation of an opening IFRS balance sheet on January 1, 2010, the Transition Date. An explanation of how the transition from GAAP to IFRS has affected the Company’s statement of financial position and statement of comprehensive income is set out in the following statements.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of Assets, Liabilities and Equity
	As at December 31, 2010			As at January 1, 2010
ASSETS	CGAAP	Effect of Transition	IFRS	CGAAP	Effect of Transition	IFRS
Current Assets
Cash and cash equivalents	$230,906		$230,906	$201,451		$201,451
Accounts and grants receivable	931,101		931,101	569,571		569,571
Prepaid and sundry assets	93,465		93,465	76,954		76,954
	1,255,472		1,255,472	847,976		847,976
Non-Current Assets
Property and equipment (b)	62,342	(4,181)	58,161	73,351		73,351
Publishing development cost, net	8,807		8,807	24,018		24,018
Software and web development costs, net	4,234,283		4,234,283	4,757,807		4,757,807
Goodwill	139,618		139,618	-		-
TOTAL ASSETS	$5,700,522		$5,696,341	$5,703,152		$5,703,152

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$903,689		$903,689	$313,915		$313,915
Accrued liabilities	729,892		729,892	393,665		393,665
Deferred revenue	-		-	15,533		15,533
Loans payable (e)	1,587,000	(178,795)	1,408,205	-		-
	3,220,581		3,041,786	723,113		723,113
Non-Current Liabilities
Balance due on acquisition of ELL Technologies Limited	763,729		763,729	564,997		564,997
TOTAL LIABILITIES	$3,984,310		$3,805,515	$1,288,110		$1,288,110

Equity Attributable to the Equity Holders of the Company
Issued share capital	15,131,192		15,131,192	14,220,192		14,220,192
Warrants	-		-	281,355		281,355
Share-based payment reserve (c)	1,641,283	(28,662)	1,612,621	1,290,631	72,244	1,362,875
Foreign currency translation reserves(b)	-	(4,181)	(4,181)	-		-
Accumulated loss (c and e)	(15,056,263)	207,457	(14,848,806)	(11,377,136)	(72,244)	(11,449,380)
TOTAL EQUITY	$1,716,212		$1,890,826	$4,415,045	-	$4,415,042
TOTAL EQUITY AND LIABILITIES	$5,700,522		$5,696,341	$5,703,152		$5,703,152

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of Loss and Comprehensive Loss
	Year Ended Dec. 31, 2010

	CGAAP	Effect of Transition	IFRS

Revenue	1,985,153	-	1,985,153
Expenses
Direct costs	117,941	-	117,941
Amortization - publishing development costs	15,211	-	15,211
Amortization - property and equipment	14,081	-	14,081
Amortization - software development costs	2,443,382	-	2,443,382
Selling, general and administrative expenses (f)	2,927,815	(24,177)	2,903,638
Share based compensation (c)	69,297	(100,906)	(31,609)
Total expenses	5,587,727	(125,083)	5,462,644
Loss from operations	(3,602,574)	125,083-	(3,477,491)
Other income / expenses
Interest expense (e)	(473,470)	178,795	(294,675)
Foreign exchange (income)/loss (f)	-	(24,177)	(24,177)
Loss from operations - before tax	(4,076,044)	279,701	(3,796,343)
Income tax expense	396,917	-	396,917
Loss for the year	(3,679,127)	279,701	(3,399,426)
Other comprehensive income
Exchange differences on translating foreign operations (b)		(4,181)	(4,181)

Total comprehensive income for the year, net of tax	(3,679,127)	283,882	(3,395,245)

Loss per share	(0.28)	0.02	(0.26)

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of Equity

The following reconciliation provides a quantification of the effect, after taxation, of the transition to IFRS

Reconciliation of equity	For the year ended January 1, 2010	For the year ended December 31, 2010

Equity previously reported under Canadian GAAP	$4,415,045	$1,716,212

- Foreign currency translation reserves on translation and subsequent transfers	-	(4,181)

Equity reported under IFRS	$4,415,045	$1,712,031

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

22.	EXPLANATIONS OF TRANSITION TO IFRS (Cont’d)

Restatement of statement of cash flows from Canadian GAAP to IFRS

The restatement from Canadian GAAP to IFRS had no significant effect on the reported cash flows generated by the Company. The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

Notes to reconciliation

IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earning unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial positions dated January 1, 2010:

a)	Basis of consolidation and business combinations

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2010 transition date.

b)	Functional currency and foreign operations

IFRS requires that the functional currency of each entity in the consolidated Company be determined separately in accordance with the indicators as per IAS 21 – Foreign exchange and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of some companies of the Company is the US Dollars (“USD”) and the Chinese Renminbi (“RMB”). The consolidated financial statements are presented in Canadian Dollars (“$”) which is the group’s presentation currency. Under IFRS, the results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

As a result of the application of the translation rules contained in IAS 21, for the year ended December 31, 2010, an adjustment of $4,181 was recorded.

c)	Share-based payment transactions

The fair value of share options under the employee share incentive schemes and other equity instruments granted to Company employees is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employee becomes unconditionally entitled to the equity instruments. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any non-market service and performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

22.	EXPLANATIONS OF TRANSITION TO IFRS (Cont’d)

c)	Share-based payment transactions

The fair value of the instruments granted is measured using the Black-Scholes option pricing formula, taking into account the terms and conditions upon which the instruments are granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

This accounting policy has been applied to all equity instruments granted after November 7, 2002 that has not yet vested at January 1, 2010.

As under IFRS 2, Canadian GAAP also requires the Company to measure stock-based compensation related to stock options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the option.

d)	Cumulative translation differences exemption

The Company has elected not to apply retrospective treatment to certain aspects of IAS 21, The Effect of Changes in Foreign Exchange Rates, and deem the cumulative translation differences for all foreign operations to be zero at the transition date.

e)	Transaction cost related to financial instruments

Under Canadian GAAP, the Company expensed transaction costs related to financial instruments measured at amortized cost.

Under IFRS, transaction costs in respect of financial instruments at fair value through profit or loss are recognized in profit or loss immediately, and transaction costs in respect of other financial instruments are included in the initial measurement of the financial statement.  Accordingly, the Company adjusted transaction costs of $178,795 to its loans payable at December 31, 2010.

f)	Reclassification

In the reconciliation of loss and comprehensive loss for 2010, $24,177 was reclassed to conform to the current year’s presentation.

23.	ACQUISITION

On May 13, 2010, the Company acquired all issued and outstanding shares of ELL Technologies (the "Acquisition"). The results of ELL Technologies’ operations have been included in these consolidated financial statements since that date. The aggregate purchase price was $1,385,000 which is satisfied through issuance of 1,000,000 shares valued at $620,000 and an agreement to pay US$1,000,000 less identified liabilities greater than US$100,000, calculated to be US$763,729 (CAD$786,535), to be paid 12 months after the closing date or earlier, in cash and/or in Lingo Media shares at the Company’s sole discretion.  In the second quarter of 2011, the balance of the acquisition payment was paid through issuance of common shares of the Company.

In connection with the Acquisition, 50,000 shares valued at $31,000 were issued, along with cash payments of $128,000, to an agent. These acquisition costs were expensed as incurred. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2011 (Expressed in Canadian Dollars, unless otherwise stated)

23.	ACQUISITION (Cont’d)

ELL Technologies
Content	$1,477,112
Customer relationships	130,000
Deferred income tax asset	433,000
Goodwill	139,618
Current liabilities	(340,195)
Deferred income tax liability	(433,000)
$1,406,535

Share consideration	620,000
Balance of acquisition payment due	786,535
$1,406,535

24.	SUPPLEMENTAL CASH FLOW INFORMATION
	2011	2010
Income taxes and other taxes paid	$85,940	$173,132
Interest paid	$103,532	$70,925

Non-cash transactions:

(a)	In 2010, 433,332, common shares (bonus shares) in the amount of $260,000 were issued as lending fees related to a loan financing of $1,000,000.

(b)	In 2011, warrants were issued in connection with a private placement are valued at $760,382. This amount has been recorded as an increase in warrants amount charged against share capital.

(c)
In 2011, compensation warrants were issued in connection with a private placement are valued at $31,676. This amount has been recorded as an increase in warrants amount with a corresponding increase in share issue costs which is charged against share capital.

25.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $65,525 (2010 - $78,137) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)
Key management compensation was $360,057 (2010 – $185,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $113,800 (2010 -$91,113) is unpaid and included in accounts payable.

(c)
At December 31, 2011, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2010 - $345,000) bearing interest at 9% per annum.  Interest expense related to these loans is $30,305 (2010 - $21,607).